Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-167175, 333-196464, and 333-210182) and on Form S-3 (No. 333-202244, 333-187466, and 333-196468) of our report dated March 16, 2017 included in this Annual Report on Form 10-K of Tenax Therapeutics, Inc. and Subsidiary (the “Company”), relating to the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for the year ended December 31, 2016, the eight months ended December 31, 2015 and the years ended April 30, 2015 and 2014, and the effectiveness of internal control over financial reporting for the Company as of December 31, 2016.

/s/ CHERRY BEKAERT LLP

Raleigh, North Carolina
March 16, 2017